DANIEL M. MILLER (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

February 21, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549-7010

USA

Attention:

Mr. Bob Carroll:

Re:

Buffalo Gold Ltd.

Form 20-F for the fiscal year ended December 31, 2005 (filed June 13, 2006)

File No. 0-30150

Dear Mr. Carroll:

On behalf of our client, Buffalo Gold Ltd. (the "Company"), and pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations thereunder, we enclose Amendment No. 2 to the Company’s Form 20-F for the fiscal year ended December 31, 2005, filed on June 13, 2006 (the “Form 20-F”).  Reference is also made to the Staff’s letter of comments, dated November 15, 2006, with respect to Amendment No. 1 to the Form 20-F.  This letter contains the Corporation’s responses, as told to us by representatives of the Corporation, to the comments contained in that comment letter.  The Corporation’s responses are keyed to the headings and comment numbers contained in the comment letter.

Form 20-F/A for the Fiscal Year Ended December 31, 2005

General

1.

We note you filed an amended Form 20-F/A on June 13, 2006.  Please amend your filing to include an explanatory note which discloses the purpose of amendment No. 1 to your Form 20-F for the fiscal year ended December 31, 2005.

The requested disclosure has been provided on page 3 of the cover page of the Form 20-F, before the Table of Contents.

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 30

2.

Tell us whether any of your private placements were conducted in the U.S. and, if so, the federal securities law exemption(s) upon which you relied.

DORSEY & WHITNEY LLP ·  WWW.DORSEY.COM · T 604.687.5151 · F 604.687.8504
SUITE 1605 · 777 DUNSMUIR STREET · P.O. BOX 10444 – PACIFIC CENTRE · VANCOUVER, BRITISH COLUMBIA CANADA V7Y 1K4
USA  CANADA  EUROPE  ASIA

February 21, 2007

The Company confirms that each of the private placements was conducted solely in Canada or jurisdictions other than the United States.

Controls and Procedures, page 57

3.

This section indicates that “...the disclosure controls and procedures were adequate....”.  Revise to comply with Item 15(a) of Form 20-F.  Specifically, disclose whether the disclosure controls and procedures in place are “effective,” as opposed to “adequate.”  Consult Release No. 33-8238 for additional guidance.

The requested revisions have been made on page 63 of the Form 20-F, under the heading “Item 15.  Control and Procedures – Disclosure Controls and Procedures”.

4.

It does not appear that you have provided the disclosure required by Item 15(b) of Form 20-F.  Please revise your disclosure to state whether there were any changes to your internal control over financial reporting that occurred during your fiscal year ended December 31, 2005 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

The requested disclosure has been provided on page 63 of the Form 20-F, under the heading “Item 15.  Control and Procedures – Changes in Internal Control Over Financial Reporting”.

Note 15 - Differences between Canadian and United States Generally Accepted Accounting Principles

Exploration properties and deferred costs, page 151

5.

Tell us and disclose your consideration of EITF 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets” in determining your acquisition costs should be expensed for U.S. GAAP purposes.

The Company adopted EITF 04-02 commencing with its quarterly financial statements for the fiscal quarter ended March 31, 2006, and the Form 20-F has been revised to reflect retroactive adoption of EITF 04-02 for the fiscal year ended December 31, 2005.  Accordingly, Item 17 of the Form 20-F has been revised to include financial statements that incorporate a revised note 15 concerning differences between Canadian and United States generally accepted accounting principles.

DORSEY & WHITNEY LLP

February 21, 2007

Engineering comments

General

6.

The company website refers to or uses the terms measured, indicated, and/or inferred resources.  Only those measures of reserves as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC.  If the company continues to make references on the web site to reserve measures other than that recognized by or allowed in this instance by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “Indicated,” and “inferred,” that the SEC guidelines strictly prohibit us from including in our filing with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30150.  You can review and obtain copies of these filings from the SEC’s website at http://www.sec.eov/edgar.shtmi.

The required cautionary language has been added to the Company’s website.

Red Property, page 14 and Regional and Local Geology, page 19

7.

We note your disclosures referring to mines and other mineral properties that exist in the area of your property.  Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties.  Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to the property and instead focus the disclosure on the company’s property.  Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine.  Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company’s properties within the filing.

The requested deletions have been made on pages 14, 18, 21, 22, 23, 24 and 25 of the Form 20-F.

DORSEY & WHITNEY LLP

February 21, 2007

8.

To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

“This web site also contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties “

Since the initial filing of the Form 20-F, the Company has abandoned the Red Property.  Therefore, all references to the Red Property and the properties adjacent to it have been removed from the Company’s website.

The cautionary language has been added to the Mt. Kare description on the Company’s web site.

Exploration - Recent Results,_ page 20

9.

It is very important to clearly distinguish between “Reserves,” which have a clearly defined technical, legal, and economic meaning and “Non-reserve” mineralization that may or may never be mined at a profit for various reasons.  In addition, please disclose the measured -and indicated resources separately from the inferred resources, using separate tables and narratives.  Resources should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.  The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

DORSEY & WHITNEY LLP

February 21, 2007

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The measured and indicated resource and inferred resource tables have been deleted from the Form 20-F, as they did not conform to the requirements of National Instrument 43-101.

10.

With the passage :of National Instrument 43-101 into law, your disclosure using non-commission reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.  All mineral resource estimates must presently meet the standards of National Instrument 43-101 or the estimate is not allowed under this exception in Industry Guide 7 and must be removed from the filing.  Resources are disclosed as measured and indicated resources separately from the inferred resources, using separate tables and narratives and are only reported as an “in place” tonnage and grade.  The resources are also not disclosed as units of product, such as ounces of gold or pounds of copper.  Please remove any resource estimates that do not presently comply with National Instrument 43101.

All references in the Form 20-F to resources estimates that are not in compliance with National Instrument 43-101 have been deleted.

11.

The cutoff grade is a critical component used to evaluate the potential of the mineral properties.  Disclose the three-year historic commodity prices, operating costs, and metallurgical recovery parameters used to determine the cutoff grade estimate.  Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction.  In establishing the cut-off grade, it must realistically reflect the, location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

DORSEY & WHITNEY LLP

February 21, 2007

Since resource estimates have been deleted from the Form 20-F, disclosure about cutoff grade is no longer relevant.  Therefore, disclosure has not been added to the Form 20-F in response to this comment.

Location; Access, and Physiography, page 22.

12.

Insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F.  If a map illustrating the properties’ location is not provided, include a statement that those properties are not material.  Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet:  For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.  Additionally, the guidance in Instruction 1(A) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

●

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

●

A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

●

A north arrow.

●

An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

●

A title of the map or drawing, and the date on which it was draw

●

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

A small-scale map showing the location and access to each material property has been added on pages 19 and 20 of the Form 20-F.

13.

As a general checklist, when reporting the results of sampling and chemical analyses within the filing or on the website:

DORSEY & WHITNEY LLP

February 21, 2007

●

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

●

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

●

Eliminate all disclosure of the highest values or grades of sample sets.

●

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

●

Eliminate statements containing grade and/or sample-width ranges.

●

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

●

Generally, use tables to improve readability of sample and drilling data.

●

Soil samples may be disclosed as a weighted average value over an area.

●

Refrain from reporting single soil sample values.

●

Convert all ppb quantities to ppm quantities for disclosure.

Revise all disclosures about properties that appear in your filing accordingly.

The requested revisions, to the extent necessary, have been made in the Form 20-F and on the Company’s website.

14.

We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy.  This would apply to exploration and operational sample collection and analytical procedures.

A brief description of the QA/QC protocols regarding sample preparation, controls, custody, assay precision and accuracy has been added on page 28 of the Form 20-F.

Additional Comment

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

●

the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

●

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

DORSEY & WHITNEY LLP

February 21, 2007

●

the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The requested statement has been supplementally provided to the Staff herewith.

*         *          *

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

DMM/dmm

Enclosure

cc:

Simon J. Anderson

Chief Financial Officer, Buffalo Gold Ltd.

DORSEY & WHITNEY LLP